

Mail Stop 3561

May 8, 2007

Mr. Michael Mak
President
Asia Global Holdings Corp.
1601-1604 CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **RE:** **Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.)**
> **Amendment 3 to Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 23, 2007**
> **Amendment 2 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006, Filed April 16, 2007**
> **Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006, Filed April 16, 2007**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-50788**

Dear Mr. Mak:

We have reviewed the responses in your letter dated April 18, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment 3 to Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 7. Financial Statements, page 27

Consolidated Statements of Cash Flows, page F-5

1. We reviewed the revisions made in response to comment five from our letter dated January 25, 2007. Reference is made to the line item caption "loan from (repayment to) a director" in cash flows from investing activities. It appears that the loan and repayment should be classified in cash flows from financing

activities. Please advise. Reference is also made to the line item caption "repayments on note receivable-related party" in cash flows from financing activities and the disclosure in cash flows from financing activities on page 25 regarding the amount you received from a controlled company to support operations. Please tell us whether the loan from the controlled company represents the amount disclosed under the "repayments on note receivable-related party" line item. If not, tell us why this line item is properly classified in cash flows from financing activities. If so, tell us:

- how the loan is classified in your balance sheet or how the related repayment is classified in this statement;
- revise the description of the line item as appropriate;
- your ownership percentage in the controlled company; and
- whether the controlled company is consolidated including why your determination is appropriate and, if consolidated, why the loan is not eliminated in consolidation.

Item 8A. Controls and Procedures, page 28

2.   We reviewed the revisions to your disclosure in response to comment seven from our letter dated January 25, 2007. You state that disclosure controls include controls and procedures designed to "reasonably ensure" that information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Please revise future filings to disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives and clearly state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the "reasonable assurance level" to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Alternatively, replace "reasonably ensure" with "ensure" in the last sentence under your evaluation of disclosure controls and procedures. Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Amendment 2 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 14

3.   It does not appear that you made the requested revisions in response to comment 10 from our letter dated January 25, 2007 and we re-issue our previous comment.

Please revise future filings to state, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective "at the reasonable assurance level." Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006

4.   Please address the above comments, as applicable.

Part 1. Financial Information

Notes to Condensed Consolidated Financial Statements

Note 10. Stockholders' Equity

5.   We reviewed the revisions to your financial statements and related notes in response to comment 12 from our letter dated January 25, 2007. Reference is made to the employment agreement disclosed in Note 9. Please tell us why the date of the employment agreement is the grant date of the restricted common stock and series A convertible preferred stock awards. In doing so, refer to the definition of grant date in Appendix E of SFAS 123(R). Please also tell us why the restricted common shares and preferred shares have not yet been issued. Regarding your measurement of the grant date fair value of the non-dilutable series A convertible preferred stock, we note that the preferred stock is convertible into common stock, is entitled to receive dividends or other distributions with the holders of common stock on an as converted basis and have voting rights. Please explain to us why your measurement of the grant date value of the preferred stock satisfies the measurement objective of SFAS 123(R). In your response, please address why your use of the Black-Scholes model is appropriate under the circumstances, why the fair value of the underlying common stock is not more representative of fair value and what consideration was given to the non-dilutable provisions of the preferred stock in determining fair value.

Form 10-KSB for Fiscal Year Ended December 31, 2006

6.   Please address the above comments, as applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief